

September 14, 2011

Via E-mail
H. Kerr Taylor
Chairman, President and Chief Executive Officer
AmREIT, Inc.
8 Greenway Plaza, Suite 1000
Houston, TX 77046

> **Re: AmREIT, Inc.**
> **Amendment No. 1 to Registration Statement on Form S-11**
> **Filed August 29, 2011**
> **File No. 333-175663**

Dear Mr. Taylor:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1.   We note your response to comment 4 in our letter dated August 10, 2011. Please note we have referred your response to the Office of Mergers and Acquisitions for further review.

Our Distribution Policy, page 9

2.   We note your response to comment 6 in our letter dated August 10, 2011 and we reissue the comment. Please add this information to your registration statement when it is available or advise.

Draft Legal Opinion

3.   We note counsel's assumption that the shares will not be transferred in violation of the charter. Please revise this assumption to limit the scope to the charter provision(s) relating to REIT qualification ownership limitations.

Draft Tax Opinion

4.   We note that counsel has limited the use of the tax opinion to the addressee and has stated that it may not be relied upon for any purpose by any other person. Please note that investors must be able to use and rely upon the tax opinion in making an investment decision about your securities. Please have counsel revise its tax opinion to remove statements which imply that investors may not rely upon the opinion.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

   •   should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

   •   the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

   •   the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

        Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

       You may contact Wilson Lee at (202) 551-3468 or Dan Gordon at (202) 551-3486 if you have questions regarding comments on the financial statements and related matters. Please contact Adam F. Turk at (202) 551-3657 or me at (202) 551-3852 with any other questions.

                    Sincerely,

                    /s/ Michael McTiernan

                    Michael E. McTiernan
                    Assistant Director

cc: John A. Good
       Bass, Berry & Sims PLC
       Via E-mail